November 24, 2010
Securities and Exchange Commission
Office of Applications and Report Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amended Insured Fidelity Bond of The Korea Fund, inc. (File No. 811-04058)
Ladies and Gentlemen:
Enclosed for filing on behalf of the above-referenced registered management investment company (the “Fund”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:
(i)	A copy of the Amended Fidelity Bond Binder (the “Bond”), effective November 1, 2010, issued by Great American Insurance Company, increasing the coverage of the primary policy from $750,000 to $900,000, insuring the Fund is attached under Exhibit 1;

(ii)	A copy of the resolutions of the Directors of the Fund, including a majority of the Directors of the Fund who are not “interested persons” of the Fund, ratifying the amount, type, form and coverage of the Bond and the premium to be paid by the Fund, is attached under Exhibit 2.
The Fund is maintaining a single insured bond in the amount of $900,000, which is sufficient coverage for its gross assets of $503,443,690 as of November 1, 2010 and as required under paragraph (d) of Rule 17g-1.
Premium for the amended Bond will be paid from November 1, 2010 through the period ending April 30, 2011 promptly when billed.
If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.
Very truly yours,
Thomas J. Fuccillo
Secretary and Chief Legal Officer
Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000